As filed with the Securities and Exchange Commission on August 18, 2018

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Workhorse Group Inc.

(Exact name of registrant as specified in its charter)

Nevada	26-1394771
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

100 Commerce Drive

Loveland, Ohio 45140

(513) 360-4704

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stephen S. Burns

Chief Executive Officer

Workhorse Group Inc.

100 Commerce Drive

Loveland, Ohio 45140

(513) 360-4704

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen M. Fleming, Esq.

Fleming PLLC

30 Wall Street, 8th Floor

New York, New York 10005

(516) 833-5034

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, par value $0.001 per share	6,252,326	$1.18	$7,377,744.68	$918.53

(1)	Represents shares of Common Stock that may be acquired and offered for resale by the selling stockholder upon exercise of warrants to purchase shares of Common Stock. Pursuant to Rule 416 under the Securities Act, the shares of Common Stock being registered hereunder include such indeterminate number of shares of Common Stock as may be issuable with respect to the shares of Common Stock being registered hereunder as a result of stock splits, stock dividends or similar transactions.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457 promulgated under the Securities Act. The offering price per share and the aggregate offering price are based upon the average of the high and low prices of the Registrant’s Common Stock as reported on the Nasdaq Capital Market on August 13, 2018.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholder named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 18, 2018

6,252,326 Shares of Common Stock

This prospectus relates to the resale by the selling stockholder (the “Selling Stockholder”) identified in this prospectus of up to 6,252,326 shares of our Common Stock that are issuable upon the exercise of warrants to purchase shares of our Common Stock which include (i) a warrant to acquire 5,000,358 shares of common stock at an exercise price of $2.00 per shares were originally issued to the Selling Stockholder pursuant to a loan agreement dated July 6, 2018, (ii) a warrant to acquire 108,768 shares of common stock at an exercise price of $1.596 per share to be issued to the Selling Stockholder following the end the third quarter 2018 and (iii) the warrant to acquire 1,143,200 shares of common stock at an exercise price of $1.208 per share issued to the Selling Stockholder following the closing of our public offering on August 13, 2018 and the related over-allotment on August 14, 2018 (the “Warrants”).

We are not selling any shares of Common Stock and will not receive any proceeds from the sale of the shares. We will, however, receive the net proceeds of any Warrants exercised for cash, which, if exercised in cash at the current applicable exercise prices with respect to all of the Warrants, would result in gross proceeds to the Company of approximately $11.6 million.

We have agreed to bear all of the expenses incurred in connection with the registration of these shares. The Selling Stockholder will pay or assume brokerage commissions and similar charges, if any, incurred in connection with the sale of the shares of our Common Stock.

The Selling Stockholder identified in this prospectus, or its pledgees, donees, transferees or other successors-in-interest that may be identified in a supplement to this prospectus or, if required, a post-effective amendment to the registration statement of which this prospectus is a part, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. For additional information on the methods of sale that may be used by the Selling Stockholder, see the section entitled “Plan of Distribution” beginning on page 19. For information regarding the Selling Stockholder, see the section entitled “Selling Stockholder” beginning on page 17.

Our Common Stock is traded on the Nasdaq Capital Market under the symbol “WKHS”. On August 14, 2018, the closing sale price of our Common Stock on the Nasdaq Capital Market was $1.19 per share.

Investing in our Common Stock involves a high degree of risk. You should review carefully the risks and uncertainties incorporated by reference herein under the heading “Risk Factors” on page 4 of this prospectus, and under similar headings in the other documents that are incorporated by reference into this prospectus and in other documents that are filed after the date hereof and incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                      , 2018.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the U.S. Securities and Exchange Commission (the “SEC”), using a “shelf” registration process. By using such registration statement, the Selling Stockholder may, from time to time, offer and sell (in one or more transactions as described under “Plan of Distribution”) up to 6,252,326 shares of our Common Stock, par value $0.001 per share (the “Common Stock”), that are issuable upon the exercise of the Warrants issued pursuant to a loan agreement dated July 6, 2018. We will not receive any of the proceeds from the sales of the Common Stock by the Selling Stockholder. We will, however, receive the net proceeds of any Warrants exercised for cash, which, if exercised in cash at the current applicable exercise prices with respect to all of the Warrants, would result in gross proceeds to the Company of approximately $11.6 million.

This prospectus provides you with a general description of us and our securities. We may add, update or change in a prospectus supplement any of the information contained in this prospectus or the documents incorporated by reference. For further information about our business and our securities, you should refer to the registration statement and the reports incorporated by reference in this prospectus, as described in “Additional Information” and “Incorporation of Certain Information by Reference”. This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the heading “Where You Can Find More Information.”

You must not rely upon any information or representation not contained or incorporated by reference in this prospectus. You should rely only on the information contained in this prospectus and in any prospectus supplement (including in any documents incorporated by reference herein or therein). You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus is delivered or securities are sold on a later date. We and the Selling Stockholder have not authorized anyone to provide you with any different information. The Selling Stockholder is offering to sell our securities, and seeking offers to buy, only in jurisdictions where offers and sales are permitted.

Workhorse Group Inc. and its subsidiaries are collectively referred to herein as “Workhorse”, “the Company”, “we”, “us”, and “our”, unless otherwise specified or the context indicates otherwise.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated by reference in this prospectus. This summary provides an overview of selected information and does not contain all of the information you should consider before investing in our securities. You should read this entire prospectus carefully, especially the section titled “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision.

Our Company

We are a technology company focused on providing sustainable and cost-effective solutions to the commercial transportation sector. As an American manufacturer we design and build high performance battery-electric vehicles and aircraft that make movement of people and goods more efficient and less harmful to the environment. As part of our solution, we also develop cloud-based, real-time telematics performance monitoring systems that enable fleet operators to optimize energy and route efficiency. Although we operate as a single unit through our subsidiaries, we approach our development through two divisions, Automotive and Aviation.

Workhorse E-100 battery-electric (“E-100”) and E-GEN range-extended delivery vans (“E-GEN”) are currently in production at our Union City, Indiana plant and are in use by our customers on daily routes across the United States. To date, we have built and delivered over 360 electric and range extended medium-duty delivery trucks to our customers. To our knowledge, we are the only American commercial electric vehicle OEM to achieve such a milestone. Our delivery customers include companies such as UPS, FedEx Express, Alpha Baking and Ryder System.

We, with our partner VT Hackney, are one of five awardees that the United States Postal Service (“USPS”)selected to build prototype vehicles for the USPS Next Generation Delivery Vehicle (NGDV) project. The (“USPS”) has stated that the number of vehicles to be replaced in the project is approximately 180,000. In September 2017, Workhorse delivered six vehicles for prototype testing under the NGDV Acquisition Program in compliance with the terms set forth in their USPS prototype contract. These vehicles continue to undergo testing in the field and at testing facilities. The (“USPS”) has stated that they intend to test the prototypes and select a winning bid(s) following the testing process.

On May 30, 2018, we entered into an Amended Exhibit A (the “May 2018 UPS Agreement”) to the Vehicle Purchase Agreement dated June 4, 2014 (the “VPA”) with United Parcel Service, Inc. (“UPS”), which replaced the original Exhibit A to the VPA entered in December 2017 (the “Original Exhibit A”). The Original Exhibit A was non-binding and provided that UPS may purchase up to 1,000 N-GEN all electric package delivery vehicles (“N-GEN”). The May 2018 UPS Agreement provides that UPS will purchase 1,000 N-GENs. UPS is initially committed to purchase 50 N-GENs that will be designed and developed with the input from UPS’s automotive engineering team and deployed as a test fleet. The timing of the balance of the 950 N-GENs will be on a timeframe solely determined by UPS, which is entitled to reduce or cancel the order in its sole discretion based on the result of the test fleet.

In 2017, Workhorse announced the development of its N-GEN electric cargo van, which leverages the existing ultra-low floor, long-life commercial delivery vehicle platform that was developed for the USPS, as well as our extensive customer experience gained from working with our E-GEN and E-100 customers. The N-GEN incorporates lightweight materials, all-wheel drive, best in class turning radius, 360 o cameras, collision avoidance systems and an optional roof mounted HorseFly delivery drone.

In May 2017, we unveiled a working prototype of our W-15 range-extended electric pickup truck to address the specific needs of commercial fleet work truck operators, including utilities, municipalities, construction, airports and service businesses. We believe that the W-15 has the potential to transform the pickup truck market for fleet operators in the United States, estimated at 250,000 new vehicle purchases per year. The performance specifications of the Workhorse W-15 pickup include a true all-wheel drivetrain and two electric engines that generate up to 460 horsepower and provide a top acceleration time from 0 to 60 MPH of 5.6 seconds. The W-15 also has a fuel-economy rating of 75 MPGe and a range of 80 miles in all-electric operation. A gasoline-powered range extender also comes standard on the truck to extend the driving range to 300 miles on a single tank of gas by continuously charging the batteries during operation.

Last mile delivery is considered the most expensive, inefficient, and pollution generating segment of transport, in addition to being the largest growing segment of the trucking market, according to Datex Corp. and NTEA (2018). Driven by the growth in e-commerce, this is expected to double to 26 billion parcels over the next 10 years. McKinsey & Company estimates that 80% of all home deliveries will transition to driver assisted and autonomous models, driven by driver labor shortages, urban congestion, and consumer demand. As part of continued efforts to advance our last mile delivery platform technologies, in the fourth quarter of 2017, Workhorse initiated a pilot of its Delivery As A Service (DAAS) offering, which provides turn-key electric last mile delivery for conventional brick and mortar and e-commerce businesses. Through our DAAS program, Workhorse electric vehicles, drivers and dispatchers as well as potentially drones provide an asset-light opportunity for businesses to offer zero-emission last mile delivery services to their customers.

Our HorseFly™ Delivery Drone is a custom-designed, purpose-built drone that is fully integrated with our electric trucks. We have a patent pending on this architecture and we believe we are the only company in the world with a working drone/truck system. The HorseFly delivery drone and truck system is designed to work within the FAA Rule 107 that permits the use of commercial drones in U.S. airspace under certain conditions.

To date, we have conducted two demonstration deliveries with large multi-national corporations, including UPS. UPS conducted a successful real-world test with us in February 2017 and it received worldwide news coverage. The knowledge we have gained in building electric delivery trucks for last-mile delivery has led us to believe that a drone/truck delivery system can have significant cost savings in the growing last mile delivery market.

SureFly is our entry into the emerging Vertical Take-Off and Landing (VTOL) market. It is designed to be a two-person, 400-pound payload aircraft with on a hybrid internal combustion/electric power generation system. Our approach in the design is to build the safest and simplest to fly rotary wing aircraft in the world. We believe it is a practical answer to personal flight, and has additional applications in the commercial transportation segments, including air taxi services, agriculture and others.

The FAA to date has granted six separate Experimental Airworthiness Certifications, registered as N834LW, for the aircraft. These certifications come after an extensive design review and inspection of the aircraft with each renewed certificate. In June 2018, we filed an application and received approval to begin the process to receive Type Certification for the SureFly.

Recent Events

August 2018 Public Offering

On August 9, 2018, we entered into an Underwriting Agreement (the “Underwriting Agreement”) with National Securities Corporation (the “Underwriter”), relating to the public offering and sale (the “Offering”) of 9,000,000 shares of our Common Stock at a price per share of $1.15 for aggregate gross proceeds of $10.35 million. This closing occurred on August 13, 2018.  Pursuant to the Underwriting Agreement, the Company granted the Underwriter a 45-day option to purchase from the Company up to an additional 1,350,000 shares of Common Stock at the offering price to cover over allotments, if any. On August 14, 2018, the Underwriter exercised its over allotment option and acquired an additional 1,288,800 shares of Common Stock at a price per share of $1.15 for aggregate gross proceeds of $1.38 million. The over allotment closing occurred on August 14, 2018.

July 2018 Arosa Loan Transaction

On July 6, 2018, we, as borrower, entered into a Loan Agreement with a fund managed by Arosa Capital Management LP (“Arosa”), as lender, providing for a term loan (the “Arosa Loan”) in the principal amount of $6,100,000 (the “Loan Agreement”). The maturity date of the Arosa Loan is July 6, 2019 (the “Maturity Date”). The interest rate for the Arosa Loan is 8% per annum payable in quarterly installments commencing October 6, 2018. We may prepay all, but not less than all, the Arosa Loan at any time upon three days written notice. The Loan Agreement also requires we make certain representations and warranties and other agreements that are customary in loan agreements of this type, as well as a covenant to raise $10,000,000 in equity prior to September 30, 2018 and to consummate a sale of Surefly, Inc., the Company’s indirect wholly-owned subsidiary resulting in cash proceeds of no less than $20,000,000, prior to January 6, 2019. The Loan Agreement also contains customary events of default, including non-payment of principal or interest, violations of covenants, bankruptcy and material judgments. We, together with our subsidiaries, and Arosa also entered into a Guarantee and Collateral Agreement and Intellectual Property Security Agreement providing that our obligations to Arosa are secured by substantially all of our assets. In addition, we are required to appoint to the Board of Directors a person designated in writing by Arosa for a period of no less than 12 months. We used the proceeds from the Arosa Loan to satisfy the Senior Secured Loans initially issued December 27, 2017 in the amount of $5,750,000 and a loan in the amount of $350,000 payable to the former owner of our facility based in Loveland, Ohio. In accordance with the Loan Agreement, we issued Arosa a warrant to purchase 5,000,358 shares of Common Stock of the Company at an exercise price of $2.00 per share exercisable in cash only for a period of five years. While the Arosa Loan remains outstanding, we are required to issue additional warrants to Purchase Common Stock to Arosa equal to 10% of any additional issuance excluding issuances under an approved stock plan. The additional warrants to Purchase Common Stock will have an exercise price equal to the lesser of $2.00 or a 5% premium to the price utilized in such financing. Pursuant to the warrant, Arosa may not exercise such warrant if such exercise would result in Arosa beneficially owning in excess of 9.99% of the Company’s then issued and outstanding Common Stock. Since July 6, 2018, we have issued and sold 978,915 shares of Common Stock at an average price of $1.52 requiring us to issue Arosa an additional warrant to acquire 108,768 shares of Common Stock at an exercise price of $1.596. As a result of our August 2018 public offering including the over allotment, we issued to Arosa an additional warrant to purchase 1,143,200 shares of Common Stock at an exercise price of $1.208.

On August 2, 2018, after conducting additional due diligence on the Company’s available collateral base, Arosa agreed to enter into the First Amendment to the Loan Agreement with our company pursuant to which an additional $1,700,000 was loaned to us for working capital and general corporate purposes.  In addition, various covenants were added or amended including, but not limited to, requiring the Company to satisfy its mortgage on its Loveland, Ohio facility, which has been paid in full.

Related Party Financing

On June 7, 2018, we received a short term loan in the aggregate principal amount of $550,000 from Stephen S. Burns, H. Benjamin Samuels, Gerald Budde and Ray Chess, each an executive officer and/or director of our company (collectively, the “Related Parties”). To evidence the loans, we issued the Related Parties promissory notes (the “Related Parties Notes”) in the aggregate principal amount of $550,000. The Related Parties Notes are unsecured obligations of our company and are not convertible into equity securities of our company. Principal and interest under the Related Parties Notes are due and payable December 6, 2018, however, in the event that we raise in excess of $10,000,000 in equity financing, then we will use part of its proceeds to pay off the Related Parties Notes. The Related Parties Notes were paid off at closing of the August 2018 public offering.

On July 6, 2018, we received a short-term loan in the aggregate principal amount of $500,000 from accredited investors (collectively, the “Loan Parties”), which included Mr. Samuels, a director of our company. To evidence the loans, we issued the Loan Parties promissory notes (the “Loan Parties Notes”) in the aggregate principal amount of $500,000. The Loan Parties Notes are unsecured obligations of our company and are not convertible into equity securities of our company. Principal and interest under the Loan Parties Notes is due and payable January 5, 2019, however, in the event that we raise in excess of $10,000,000 in equity or debt financing, we will use a portion of the proceeds to pay off the Loan Parties Notes. Interest accrues on the Loan Parties Notes at the rate of 12.0% per annum. The Loan Parties Notes contain terms and events of default customary for similar transactions. The Loan Parties Notes were paid off at closing of the August 2018 public offering.

Secured Mortgage

In August 2018, we paid off the mortgage secured by our facility located in Loveland, Ohio with a payment $1.85 million.

Corporate Information

We are a Nevada corporation. Our executive offices are located at 100 Commerce Drive, Loveland, Ohio 45140, and our telephone number is 513-360-4704. Our website is www.workhorse.com. Information contained in, or accessible through, our website does not constitute part of, and should not be construed as being incorporated by reference into, this prospectus and inclusions of our website address in this prospectus are inactive textual references only.

The Offering

The Selling Stockholder named in this prospectus may offer and sell up to 6,252,326 shares of our Common Stock issuable upon the exercise of outstanding Warrants issued to the Selling Stockholder pursuant to the terms of a Loan Agreement, dated July 6, 2018.  The Warrant Shares will become eligible for sale by the Selling Stockholder under this prospectus only as the Warrants are exercised. Shares of Common Stock that may be offered under this prospectus, when issued and paid for, will be fully paid and non-assessable.

RISK FACTORS

Investing in our Common Stock involves a high degree of risk. Before purchasing our Common Stock, you should read and consider carefully the following risk factors as well as all other information contained and incorporated by reference in this prospectus supplement and the accompanying base prospectus, including our consolidated financial statements and the related notes. Each of these risk factors, either alone or taken together, could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our Common Stock. There may be additional risks that we do not presently know of or that we currently believe are immaterial, which could also impair our business and financial position. If any of the events described below were to occur, our financial condition, our ability to access capital resources, our results of operations and/or our future growth prospects could be materially and adversely affected and the market price of our Common Stock could decline. As a result, you could lose some or all of any investment you may make in our Common Stock.

Risks Relating to Our Business

We have incurred substantial net losses since our inception and anticipate that we will continue to incur substantial net losses for the foreseeable future. We may never achieve or sustain profitability.

We have incurred net losses amounting to $118.5 million for the period from inception (February 20, 2007) through June 30, 2018. We have had net losses in each quarter since our inception. We expect that we will continue to incur net losses for the foreseeable future. We may incur significant losses in the future for several reasons, including the other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown events. Accordingly, we may not be able to achieve or maintain profitability. Our management is developing plans to alleviate the negative trends and conditions described above but there is no guarantee that such plans will be successfully implemented. There is no assurance that even if we successfully implement our business plan, that we will be able to curtail our losses. If we incur additional significant operating losses, our stock price may decline significantly.

We have yet to achieve positive cash flow and, given our projected funding needs, our ability to generate positive cash flow is uncertain.

We have had negative cash flow from operating activities of $7.6 million and $19.7 million for the six months ended June 30, 2018 and 2017. We anticipate that we will continue to have negative cash flow from operating and investing activities for the foreseeable future as we expect to incur increased research and development, sales and marketing, and general and administrative expenses and make significant capital expenditures in our efforts to increase sales and commence significant operations at our Union City facility. Our business also will at times require significant amounts of working capital to support our growth, particularly as we acquire inventory to support our anticipated increase in production. An inability to generate positive cash flow for the foreseeable future may adversely affect our ability to raise needed capital for our business on reasonable terms, diminish supplier or customer willingness to enter into transactions with us, and have other adverse effects that would decrease our long-term viability. There can be no assurance we will achieve positive cash flow in the foreseeable future.

We need access to additional financing in 2018 and beyond, which may not be available to us on acceptable terms or at all. Our auditor’s report for the fiscal years ended December 31, 2017 and 2016 includes a going concern opinion due to our lack of sales, negative working capital and stockholders’ deficit. If we cannot access additional financing when we need it and on acceptable terms, our business may fail.

Our business plan to design, produce, sell and service commercial electric vehicles through our Union City facility will require substantial continued capital investment. Our research and development activities will also require substantial continued investment. For the year ended December 31, 2017, our independent registered public accounting firm issued a report on our 2017 financial statements that contained an explanatory paragraph stating that the lack of sales, negative working capital and stockholders’ deficit, raise substantial doubt about our ability to continue as a going concern. For example, our existing capital resources, including the expected proceeds from this offering, will be insufficient to fund our operations beyond the end of November 2018. Moreover, following the offering, we will have approximately $5.9 million of outstanding indebtedness. Our cash flow from operations is not expected to be sufficient to satisfy our debt obligations. In the event, we do not consummate a sale of Surefly, Inc. in which we receive sufficient proceeds, we may not be able to repay our outstanding indebtedness. Accordingly, we will need additional financing. We will also need additional financing beyond 2018. If we are not able to obtain additional financing and/or substantially increase revenue from sales, we will default on our debt obligations and be unable to continue as a going concern. As a result, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our consolidated financial statements, and investors will likely lose a substantial part or all of their investment. We cannot be certain that additional financing will be available to us on favorable terms when required, or at all, particularly given that we do not now have a committed credit facility with any government or financial institution. Further, if there remains doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding on acceptable terms or at all. If we cannot obtain additional financing when we need it and on terms acceptable to us, we will not be able to continue as a going concern.

The development of our business in the near future is contingent upon the receipt and fulfillment of orders from UPS and other key customers for the purchase of E-GENs and N-GENs and if we are unable to perform under these orders, our business may fail.

On June 4, 2014, the Company entered into a Vehicle Purchase Agreement with UPS which outlined the relationship by which the Company would sell vehicles to UPS. To date, we have received six separate orders totaling up to 1,405 vehicles from UPS. The most recent order is from Q1 2018, which was amended in May 2018. The May 2018 UPS Agreement provides that UPS will purchase 1,000 N-GENs. UPS is initially committed to purchase 50 N-GENs that will be designed and developed with the input from UPS’s automotive engineering team and deployed as a test fleet. This order is expected to account for substantially all of our revenues over the next six months and, if UPS purchases additional vehicles, UPS would account for a greater percentage of our revenues and we will become more dependent upon them. The timing of the balance of the 950 N-GENs will be on a timeframe solely determined by UPS, which is entitled to reduce or cancel the order in its sole discretion based on the result of the test fleet. Upon completion of this offering, we will need to raise additional capital in order to satisfy our obligations under the May 2018 UPS Agreement. There is no guarantee that we will be able to perform under these orders and if we and the vehicles do not perform, that UPS will purchase additional vehicles from our company. Also, there is no assurance that UPS will not terminate its agreement with our company pursuant to the termination provisions therein. Further, we will need significant financing to fulfill any future orders and we are not able to raise the required capital to purchase required parts and pay certain vendors, we may not be able to comply with UPS’s deadlines. Accordingly, despite the receipt of the orders from UPS, there is no assurance, due our financial constraints and status as a development stage company, that we will be able to deliver such vehicles or that it will receive additional orders whether from UPS or other potential customers.

If we are unable to perform under our orders with UPS, the Company business will be significantly negatively impacted.

Our limited operating history makes it difficult for us to evaluate our future business prospects and make decisions based on those estimates of our future performance.

Our revenue increased from $6.4 million in 2016 to $10.8 million in 2017. However, our revenue for the six months ended June 30, 2018 decreased to $730 thousand from $1.8 million for the comparable period in 2017. As evidenced by the fluctuations in our revenue, a significant portion of our activities are still focused on research and development. We have a limited operating history and have generated limited revenue.  As we begin to fully implement our manufacturing capabilities, it is difficult, if not impossible, to forecast our future results based upon our historical data. Because of the uncertainties related to our lack of historical operations, we may be hindered in our ability to anticipate and timely adapt to increases or decreases in revenues or expenses.  If we make poor budgetary decisions as a result of unreliable historical data, we could be less profitable or incur losses, which may result in a decline in our stock price.

Our obligations to Arosa, which holds a secured loan, are secured by a security interest in substantially all of our assets, so if we default on those obligations, Arosa could foreclose on, liquidate and/or take possession of our assets. If that were to happen, we could be forced to curtail, or even to cease, our operations.

All amounts due under the loan payable to Arosa are secured by our assets. As a result, if we default on our obligations under the secured loan, Arosa could foreclose on its security interest and liquidate or take possession of some or all of these assets, which would harm our business, financial condition and results of operations and could require us to curtail, or even to cease our operations.

We are subject to certain covenants set forth in the Arosa Loan Agreement. Upon an event of default, including a breach of a covenant, we may not be able to make such accelerated payments under the Loan Agreement.

Under the Arosa Loan Agreement, so long as the loan remains outstanding, we are subject to various negative covenants, including but not limited to, restrictions on incurring additional indebtedness or additional encumbrances, mergers and acquisitions or dispositions of property as well as certain affirmative covenants, including a covenant to consummate a sale of Surefly, Inc., our indirect wholly-owned subsidiary resulting in cash proceeds of no less than $20,000,000 by January 6, 2019. In the event we propose to raise any capital, Arosa has the right, but not the obligation, to participate in such ROFR Financing on terms no less favorable that those offered to investors in such ROFR Financing (the “ROFR”). In addition, under the loan agreement, an event of default occurs upon any of the following: (i) non-payment of principal or interest, (ii) violations of covenants, (iii) bankruptcy and (iv) material judgments. Upon an event of default, the outstanding principal amount of the loan plus any other amounts owed to Arosa will become immediately due and payable and Arosa could foreclose on our assets. A default would also likely significantly diminish the market price of our Common Stock.

We offer no financing on our vehicles. As such, our business is dependent on cash sales, which may adversely affect our growth prospects.

While most of our current customers are well-established companies with significant purchasing power, many of our potential smaller and medium-sized customers may need to rely on credit or leasing arrangements to gain access to our vehicles. Unlike some of our competitors who provide credit or leasing services for the purchase of their vehicles, we do not provide, and currently do not have commercial arrangements with a third party that provides, such financial services. We believe the current limited availability of credit or leasing solutions for our vehicles could adversely affect our revenues and market share in the commercial electric vehicle market.

Worsening economic conditions may result in decreased demand for our products which could harm our operating results.

Uncertainty and negative trends in general economic conditions in the United States and abroad, including significant tightening of credit markets, historically have created a difficult environment for companies in our industry. Many factors, including factors that are beyond our control, may have a detrimental impact on our operating performance. These factors include general economic conditions, unemployment levels, energy costs and interest rates, as well as events such as natural disasters, acts of war, terrorism and catastrophes. These conditions may result in a decline in the demand for our products by potential customers or result in the delay of our development of new products and/or enhancements to our existing products for our existing customers. There can be no assurance that economic conditions will remain favorable for our business or that demand for our products will remain at current levels. Reduced demand for our products would negatively impact our growth and revenue.

Our business, prospects, financial condition and operating results will be adversely affected if we cannot reduce and adequately control the costs and expenses associated with operating our business, including our material and production costs.

We incur significant costs and expenses related to procuring the materials, components and services required to develop and produce our electric vehicles. We have secured supply agreements for our critical components including our batteries. However, these are dependent on volume to ensure that they are available at a competitive price. Thus, our current cost projections are higher than the projected revenue stream that such vehicles will produce, excluding vehicles purchased under voucher programs, such the Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project offered in California. As a result, we currently lose money on each medium-duty vehicle sold without an associated voucher. We continually work on cost-down initiatives to reduce our cost structure so that we may effectively compete. If we do not reduce our costs and expenses, our net losses will continue which will negatively impact our business and stock price.

Increases in costs, disruption of supply or shortage of lithium-ion cells could harm our business.

Over the last couple of years, there has been a worldwide fear of a lithium shortage which has nearly tripled the metal’s price and correspondingly increasing the price of lithium-ion cells. We may continue to experience increases in the cost or a sustained interruption in the supply or shortage of lithium-ion cells. Any such increase, supply interruption or shortage could materially and negatively impact our business, prospects, financial condition and operating results. The prices for these lithium-ion cells can fluctuate depending on market conditions and global demand for these materials and could adversely affect our business and operating results. We are exposed to multiple risks relating to lithium-ion cells including:

●	the inability or unwillingness of current battery manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells we may require going forward;

●	disruption in the supply of cells due to quality issues or recalls by battery cell manufacturers;

●	an increase in the cost of raw materials used in the cells; and

●	fluctuations in the value of the Japanese yen against the U.S. dollar in the event our purchasers of lithium-ion cells are denominated in Japanese yen.

Our business is dependent on the continued supply of battery cells for the battery packs used in our vehicles. While we believe several sources of the battery cells are available for such battery cells, we have fully qualified only Panasonic for the supply of the cells used in such battery packs and have very limited flexibility in changing cell suppliers. Any disruption in the supply of battery cells could disrupt production of our vehicles until such time as a different supplier is fully qualified. Furthermore, fluctuations or shortages in petroleum, tariff or trade issues and other economic or tax conditions may cause us to experience significant increases in freight charges. Substantial increases in the prices for the battery cells or prices charged to us, would increase our operating costs, and could reduce our margins if we cannot recoup the increased costs through increased vehicle prices. Any attempts to increase vehicle prices in response to increased costs in our battery cells could result in cancellations of vehicle orders and therefore materially and adversely affect our brand, image, business, prospects and operating results.

The demand for commercial electric vehicles depends, in part, on the continuation of current trends resulting from dependence on fossil fuels. Extended periods of low diesel or other petroleum-based fuel prices could adversely affect demand for our vehicles, which would adversely affect our business, prospects, financial condition and operating results.

We believe that much of the present and projected demand for commercial electric vehicles results from concerns about volatility in the cost of petroleum-based fuel, the dependency of the United States on oil from unstable or hostile countries, government regulations and economic incentives promoting fuel efficiency and alternative forms of energy, as well as the belief that climate change results in part from the burning of fossil fuels. If the cost of petroleum-based fuel decreased significantly, the outlook for the long-term supply of oil to the United States improved, the government eliminated or modified its regulations or economic incentives related to fuel efficiency and alternative forms of energy, or if there is a change in the perception that the burning of fossil fuels negatively impacts the environment, the demand for commercial electric vehicles could be reduced, and our business and revenue may be harmed.

Diesel and other petroleum-based fuel prices have been extremely volatile, and we believe this continuing volatility will persist. Lower diesel or other petroleum-based fuel prices over extended periods of time may lower the perception in government and the private sector that cheaper, more readily available energy alternatives should be developed and produced. If diesel or other petroleum-based fuel prices remain at deflated levels for extended periods of time, the demand for commercial electric vehicles may decrease, which would have an adverse effect on our business, prospects, financial condition and operating results.

Our future growth is dependent upon the willingness of operators of commercial vehicle fleets to adopt electric vehicles and on our ability to produce, sell and service vehicles that meet their needs. This often depends upon the cost for an operator adopting electric vehicle technology as compared to the cost of traditional internal combustion technology. When the price of oil is low, as it recently has been, it is difficult to convince commercial fleet operations to change to more expensive electric vehicles.

Our growth is dependent upon the adoption of electric vehicles by operators of commercial vehicle fleets and on our ability to produce, sell and service vehicles that meet their needs. The entry of commercial electric vehicles into the medium-duty commercial vehicle market is a relatively new development, particularly in the United States, and is characterized by rapidly changing technologies and evolving government regulation, industry standards and customer views of the merits of using electric vehicles in their businesses. This process has been slow as without including the impact of government or other subsidies and incentives, the purchase prices for our commercial electric vehicles currently is higher than the purchase prices for diesel-fueled vehicles. Our growth has also been negatively impacted by the relatively low price of oil over the last few years.

If the market for commercial electric vehicles does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be adversely affected.

As part of our sales efforts, we must educate fleet managers as to the economical savings we believe they will benefit from during the life of the vehicle. As such, we believe that operators of commercial vehicle fleets should consider a number of factors when deciding whether to purchase our commercial electric vehicles (or commercial electric vehicles generally) or vehicles powered by internal combustion engines, particularly diesel-fueled or natural gas-fueled vehicles. We believe these factors include:

●	the difference in the initial purchase prices of commercial electric vehicles and vehicles with comparable gross vehicle weight powered by internal combustion engines, both including and excluding the impact of government and other subsidies and incentives designed to promote the purchase of electric vehicles;

●	the total cost of ownership of the vehicle over its expected life, which includes the initial purchase price and ongoing operating and maintenance costs;

●	the availability and terms of financing options for purchases of vehicles and, for commercial electric vehicles, financing options for battery systems;

●	the availability of tax and other governmental incentives to purchase and operate electric vehicles and future regulations requiring increased use of nonpolluting vehicles;

●	government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;

●	fuel prices, including volatility in the cost of diesel;

●	the cost and availability of other alternatives to diesel fueled vehicles, such as vehicles powered by natural gas;

●	corporate sustainability initiatives;

●	commercial electric vehicle quality, performance and safety (particularly with respect to lithium-ion battery packs);

●	the quality and availability of service for the vehicle, including the availability of replacement parts;

●	the limited range over which commercial electric vehicles may be driven on a single battery charge;

●	access to charging stations and related infrastructure costs, and standardization of electric vehicle charging systems;

●	electric grid capacity and reliability; and

●	macroeconomic factors.

If, in weighing these factors, operators of commercial vehicle fleets determine that there is not a compelling business justification for purchasing commercial electric vehicles, particularly those that we produce and sell, then the market for commercial electric vehicles may not develop as we expect or may develop more slowly than we expect, which would adversely affect our business, prospects, financial condition and operating results.

If our customers are unable to efficiently and effectively integrate our electric vehicles into their existing commercial fleets our sales may suffer and our business, prospects, financial condition and operating results may be adversely affected.

Our sales strategy involves a comprehensive plan for the pilot and roll-out of our electric vehicles, as well as the ongoing replacement of existing commercial vehicles with our electric vehicles, that is tailored to the individual needs of our customers. If we are unable to develop and execute fleet integration strategies or fleet management support services that meet our customers’ unique circumstances with minimal disruption to their businesses, our customers may not realize the economic benefits they expect from our electric vehicles. If this were to occur, our customers may not order additional vehicles from us, which could adversely affect our business, prospects, financial condition and operating results.

We currently do not have long-term supply contracts with guaranteed pricing which exposes us to fluctuations in component, materials and equipment prices. Substantial increases in these prices would increase our operating costs and could adversely affect our business, prospects, financial condition and operating results.

Because we currently do not have long-term supply contracts with guaranteed pricing, we are subject to fluctuations in the prices of the raw materials, parts and components and equipment we use in the production of our vehicles. Substantial increases in the prices for such raw materials, components and equipment would increase our operating costs and could reduce our margins if we cannot recoup the increased costs through increased vehicle prices. Any attempts to increase the announced or expected prices of our vehicles in response to increased costs could be viewed negatively by our customers and could adversely affect our business, prospects, financial condition and operating results.

The failure of certain key suppliers to provide us with components could have a severe and negative impact upon our business.

We have secured supply agreements for our critical components including our batteries. However, the agreements are dependent on volume to ensure that they are available at a competitive price. Further, we rely on a small group of suppliers to provide us with components for our products. If these suppliers become unwilling or unable to provide components or if we are unable to meet certain volume requirements in our existing supply agreements, there are a limited number of alternative suppliers who could provide them and the price for them could be substantially higher. Changes in business conditions, wars, governmental changes, and other factors beyond our control or which we do not presently anticipate could negatively affect our ability to receive components from our suppliers. Further, it could be difficult to find replacement components if our current suppliers fail to provide the parts needed for these products. A failure by our major suppliers to provide these components could severely restrict our ability to manufacture our products and prevent us from fulfilling customer orders in a timely fashion.

If we are unable to scale our operations at our Union City facility in an expedited manner from our limited low volume production to high volume production, our business, prospects, financial condition and operating results could be adversely affected.

We are currently assembling our orders at our Union City facility which is acceptable for our existing orders. To satisfy increased demand, we will need to quickly scale operations in our Union City facility as well as scale our supply chain including access to batteries. Such a substantial and rapid increase in operations will be extremely difficult, will strain our management capabilities and require additional finance personnel and other resources which we currently do not possess. Our business, prospects, financial condition and operating results could be adversely affected if we experience disruptions in our supply chain, if we cannot obtain materials of sufficient quality at reasonable prices or if we are unable to scale our Union City facility.

Failure to successfully integrate the Workhorse® brand, logo, intellectual property, patents and assembly plant in Union City, Indiana into our operations could adversely affect our business and results of operations.

As part of our strategy to become an OEM, in March 2013, we acquired assets including the Workhorse® brand, logo, intellectual property, patents and assembly plant in Union City, Indiana. Maintaining and enhancing our brand awareness may require us to spend increasing amounts of money on, and devote greater resources, to advertising, marketing and other brand-building efforts, and these investments may not be successful. Even if successful, they may not be cost effective. In addition, the Workhorse acquisition may expose us to operational challenges and risks, including the diversion of management’s attention from our existing business, the failure to retain key Workhorse dealers and our ability to commence operations at the plant in Union City, Indiana. Our ability to sustain our growth and maintain our competitive position may be affected by our ability to successfully integrate these Workhorse assets.

We depend upon key personnel and need additional personnel. The loss of key personnel or the inability to attract additional personnel may adversely affect our business and results of operations.

Our success depends on the continuing services of Stephen Burns, CEO, and top management. Our success depends on the continuing services of Stephen Burns, CEO, and top management. Although Mr. Burns and the Company entered into an Executive Retention Agreement and the Company entered Executive Retention Agreements with Duane Hughes as President and Chief Operating Officer, Paul Gaitan as Chief Financial Officer and Julio Rodriguez as Chief Information Officer, we cannot assure you that we will be able to retain their services. The loss of any of these individuals could have a material and adverse effect on our business operations. Additionally, the success of our operations will largely depend upon our ability to successfully attract and maintain competent and qualified key management personnel. As with any company with limited resources, there can be no guarantee that we will be able to attract such individuals or that the presence of such individuals will necessarily translate into profitability for our company. Our inability to attract and retain key personnel may materially and adversely affect our business operations. Any failure by our management to effectively anticipate, implement, and manage the changes required to sustain our growth would have a material adverse effect on our business, financial condition, and results of operations.

We face intense competition. Some of our competitors have substantially greater financial or other resources, longer operating histories and greater name recognition than we do and could use their greater resources and/or name recognition to gain market share at our expense or could make it very difficult for us to establish market share.

Companies currently competing in the fleet logistics market offering alternative fuel medium-duty trucks include Ford Motor Company and Freightliner. Ford and Freightliner are currently selling alternative fuel fleet vehicles including hybrids. Ford and Freightliner have substantially more financial resources, established market positions, long-standing relationships with customers, vendors and dealers, and who have more significant name recognition, technical, marketing, sales, financial and other resources than we do. Although we believe that HorseFly, our Unmanned Aerial System (UAS), is unique in the marketplace in that it currently does not have any competitors when it comes to a UAS that works in combination with a truck, there are better financed competitors in this emerging industry, including Google and Amazon. While we are seeking to partner with existing delivery companies to improve their efficiencies in the last mile of delivery, our competitors are seeking to redefine the delivery model using drones from a central location requiring extended flight patterns. Our competitors’ new aerial delivery model would essentially eliminate traditional package delivery companies. Our model is focused on coupling our delivery drone with delivery trucks supplementing the existing model and providing shorter term flight patterns. Google and Amazon have more significant financial resources, established market positions, long-standing relationships with customers, more significant name recognition and a larger scope of resources including technical, marketing and sales than we do.

The market for personal eVTOL aircraft is new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. The market is highly competitive, and the SureFly design is competing with experimental aircraft from large original equipment manufacturers, or OEMs, small OEMs, other aviation related companies, technology companies and entrepreneurs. Currently, there are several VTOL aircraft being developed that have some similarity to SureFly, including eHang and Volocopter. Many of our competitors are, in some ways, more advanced than we are.

The financial, personnel and other resources available to our competitors to develop new products and introduce them into the marketplace exceed the resources currently available to us. As a result, our competitors may be able to compete more aggressively and sustain that competition over a longer period than we can. This intense competitive environment may require us to make changes in our products, pricing, licensing, services, distribution, or marketing to develop a market position. Each of these competitors has the potential to capture significant market share in our target markets which could have an adverse effect on our position in our industry and on our business and operating results.

Our electric vehicles compete for market share with vehicles powered by other vehicle technologies that may prove to be more attractive than ours.

Our target market currently is serviced by manufacturers with existing customers and suppliers using proven and widely accepted fuel technologies. Additionally, our competitors are working on developing technologies that may be introduced in our target market. If any of these alternative technology vehicles can provide lower fuel costs, greater efficiencies, greater reliability or otherwise benefit from other factors resulting in an overall lower total cost of ownership, this may negatively affect the commercial success of our vehicles or make our vehicles uncompetitive or obsolete.

We currently have a limited number of customers, with whom we do not have long-term agreements, and expect that a significant portion of our future sales will be from a limited number of customers. The loss of any of these customers could materially harm our business.

A significant portion of our projected future revenue, if any, is expected to be generated from a limited number of vehicle customers. Our sales to UPS, our top customer accounted for approximately 98% and 91% of our net sales for the years ended December 31, 2017 and 2016, respectively. Additionally, much of our business model is focused on building relationships with a few large customers. Currently we have no contracts with customers that include long-term commitments or minimum volumes that ensure future sales of vehicles. As a result, our relationship with our major customers could change at any time. As such, a customer may take actions that negatively affect us for reasons that we cannot anticipate or control, such as reasons related to the customer’s financial condition, changes in the customer’s business strategy or operations or as the result of the perceived performance or cost-effectiveness of our vehicles. The loss of or a reduction in sales or anticipated sales to our most significant customers would have a material adverse effect on our business, prospects, financial condition and operating results.

Changes in the market for electric vehicles could cause our products to become obsolete or lose popularity.

The modern electric vehicle industry is in its infancy and has experienced substantial change in the last few years. To date, demand for electric vehicles has been slower than forecasted by industry experts. As a result, growth in the electric vehicle industry depends on many factors outside our control, including, but not limited to:

●	continued development of product technology, especially batteries;

●	the environmental consciousness of customers;

●	the ability of electric vehicles to successfully compete with vehicles powered by internal combustion; engines

●	limitation of widespread electricity shortages; and

●	whether future regulation and legislation requiring increased use of non-polluting vehicles is enacted.

We cannot assume that growth in the electric vehicle industry will continue. Our business will suffer if the electric vehicle industry does not grow or grows more slowly than it has in recent years or if we are unable to maintain the pace of industry demands.

President Trump’s administration may create regulatory uncertainty for the alternative energy sector and may materially harm our business, financial condition and operating results.

President Trump’s administration, may create regulatory uncertainty in the alternative energy sector. During the election campaign, President Trump made comments suggesting that he was not supportive of various clean energy programs and initiatives designed to curtail global warming. Since taking office, President Trump has released his America First Energy Plan which relies on fossil fuels, cancelled U.S. participation in the Paris Climate Agreement and signed several executive orders relating to oil pipelines. It remains unclear what specifically President Trump would or would not do with respect to these programs and initiatives, and what support he would have for any potential changes to such legislative programs and initiatives in the Unites States Congress, regardless of the fact that both the House of Representatives and Senate are controlled by the Republican Party. If President Trump and/or the United States Congress take action or publicly speak out about the need to eliminate or further reduce legislation, regulations and incentives supporting alternative energy or take action to further support the use of fossil fuels, such actions may result in a decrease in demand for alternative energy in the United States and may materially harm our business, financial condition and operating results.

The unavailability, reduction, elimination or adverse application of government subsidies, incentives and regulations could have an adverse effect on our business, prospects, financial condition and operating results.

We believe that, currently, the availability of government subsidies and incentives including those available in New York, California and Chicago is an important factor considered by our customers when purchasing our vehicles, and that our growth depends in part on the availability and amounts of these subsidies and incentives. Any reduction, elimination or discriminatory application of government subsidies and incentives because of budgetary challenges, policy changes, the reduced need for such subsidies and incentives due to the perceived success of electric vehicles or other reasons may result in the diminished price competitiveness of the alternative fuel vehicle industry.

Certain regulations and programs that encourage sales of electric vehicles could be eliminated or applied in a way that adversely impacts sales of our commercial electric vehicles, either currently or at any time in the future. For example, the U.S. federal government and many state governments are experiencing political change and facing fiscal crises, which could result in the elimination of programs, subsidies and incentives that encourage the purchase of electric vehicles. If government subsidies and incentives to produce and purchase electric vehicles were no longer available to us or to our customers, or the amounts of such subsidies and incentives were reduced, our business and results of operations would be adversely affected.

We may be unable to keep up with changes in electric vehicle technology and, as a result, may suffer a decline in our competitive position.

There are companies in the electric vehicle industry that have developed or are developing vehicles and technologies that compete or will compete with our vehicles. Our current products are designed for use with, and are dependent upon, existing electric vehicle technology. As technologies change, we plan to upgrade or adapt our products to continue to provide products with the latest technology. We cannot assure that our competitors will not be able to duplicate our technology or provide products and services similar to ours more efficiently. However, our products may become obsolete or our research and development efforts may not be sufficient to adapt to changes in or to create the necessary technology. If for any reason we are unable to keep pace with changes in electric vehicle technology, particularly battery technology, our competitive position may be adversely affected.

Product liability or other claims could have a material adverse effect on our business.

The risk of product liability claims, product recalls, and associated adverse publicity is inherent in the manufacturing, marketing, and sale of electrical vehicles. Although we have product liability insurance for our consumer and commercial products, that insurance may be inadequate to cover all potential product claims. We also carry liability insurance on our products. Any product recall or lawsuit seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse effect on our business and financial condition. We may not be able to secure additional product liability insurance coverage on acceptable terms or at reasonable costs when needed. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product recall could generate substantial negative publicity about our products and business and inhibit or prevent commercialization of other future product candidates. We cannot provide assurance that such claims and/or recalls will not be made in the future.

We may have to devote substantial resources to implementing a retail product distribution network.

Dealers are often hesitant to provide their own financing to contribute to our product distribution network. Thus, we anticipate that we may have to provide financing or other consignment sale arrangements for dealers. A capital investment such as this presents many risks, foremost among them being that we may not realize a significant return on our investment if the network is not profitable. Our inability to collect receivables from dealers could cause us to suffer losses. Additionally, the amount of time that our management will need to devote to this project may divert them from performing other functions necessary to assure the success of our business. We cannot assure you that we will be able to successfully implement our distribution network or that its efforts will be successful.

Regulatory requirements may have a negative impact upon our business.

While our vehicles are subject to substantial regulation under federal, state, and local laws, we believe that our vehicles are or will be materially in compliance with all applicable laws. However, to the extent the laws change, or if we introduce new vehicles in the future, some or all of our vehicles may not comply with applicable federal, state, or local laws. Further, certain federal, state, and local laws and industrial standards currently regulate electrical and electronics equipment. Although standards for electric vehicles are not yet generally available or accepted as industry standards, our products may become subject to federal, state, and local regulation in the future. Compliance with these regulations could be burdensome, time consuming, and expensive.

Our products are subject to environmental and safety compliance with various federal and state regulations, including regulations promulgated by the EPA, NHTSA, and various state boards, and compliance certification is required for each new model year. The cost of these compliance activities and the delays and risks associated with obtaining approval can be substantial. The risks, delays, and expenses incurred in connection with such compliance could be substantial.

Our success may be dependent on protecting our intellectual property rights.

We rely on trade secret protections to protect our proprietary technology as well as several registered patents and pending patent applications. Our patents relate to the vehicle chassis assembly, vehicle header and drive module and manifold for electric motor drive assembly. Our existing patent applications relates to the onboard generator drive system for electric vehicles, the delivery drone, and the manned multicopter. Our success will, in part, depend on our ability to obtain additional trademarks and patents. We are working on obtaining additional patents and trademarks registered with the United States Patent and Trademark Office. Although we have entered into confidentiality agreements with our employees and consultants, we cannot be certain that others will not gain access to these trade secrets. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets.

Competitors may infringe our issued patents or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming.  Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part; construe the patent’s claims narrowly; or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Most of our competitors are larger than we are and have substantially greater resources than we do. They are, therefore, likely to be able to sustain the costs of complex patent litigation longer than we could. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

Our business may be adversely affected by union activities.

Although none of our employees are currently represented by a labor union, it is common throughout the automotive industry for many employees at automotive companies to belong to a union, which can result in higher employee costs and increased risk of work stoppages. Our employees may join or seek recognition to form a labor union, or we may be required to become a union signatory. Our production facility in Union City, Indiana was purchased from Navistar. Prior employees of Navistar were union members and our future work force at this facility may be inclined to vote in favor of forming a labor union. Furthermore, we are directly or indirectly dependent upon companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. If a work stoppage occurs, it could delay the manufacture and sale of our trucks and have a material adverse effect on our business, prospects, operating results or financial condition. The mere fact that our labor force could be unionized may harm our reputation in the eyes of some investors and thereby negatively affect our stock price. Consequently, the unionization of our labor force could negatively impact our company’s health.

We may be exposed to liability for infringing upon the intellectual property rights of other companies.

Our success will, in part, depend on our ability to operate without infringing on the proprietary rights of others. Although we have conducted searches and are not aware of any patents and trademarks which our products or their use might infringe, we cannot be certain that infringement has not or will not occur. We could incur substantial costs, in addition to the great amount of time lost, in defending any patent or trademark infringement suits or in asserting any patent or trademark rights, in a suit with another party.

Our electric vehicles make use of lithium-ion battery cells, which, if not appropriately managed and controlled, have occasionally been observed to catch fire or vent smoke and flames. If such events occur in our electric vehicles, we could face liability for damage or injury, adverse publicity and a potential safety recall, any of which would adversely affect our business, prospects, financial condition and operating results.

The battery packs in our electric vehicles use lithium-ion cells, which have been used for years in laptop computers and cell phones. On occasion, if not appropriately managed and controlled, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials. Highly publicized incidents of laptop computers and cell phones bursting into flames have focused consumer attention on the safety of these cells. These events also have raised questions about the suitability of these lithium-ion cells for automotive applications. There can be no assurance that a field failure of our battery packs will not occur, which would damage the vehicle or lead to personal injury or death and may subject us to lawsuits. Furthermore, there is some risk of electrocution if individuals who attempt to repair battery packs on our vehicles do not follow applicable maintenance and repair protocols. Any such damage or injury would likely lead to adverse publicity and potentially a safety recall. Any such adverse publicity could adversely affect our business, prospects, financial condition and operating results.

Our facilities could be damaged or adversely affected as a result of disasters or other unpredictable events. Any prolonged disruption in the operations of our facility would adversely affect our business, prospects, financial condition and operating results.

We engineer and assemble our electric vehicles in a facility in Loveland, Ohio and we intend to locate the assembly function to our facility in Union City. Any prolonged disruption in the operations of our facility, whether due to technical, information systems, communication networks, accidents, weather conditions or other natural disaster, or otherwise, whether short or long-term, would adversely affect our business, prospects, financial condition and operating results.

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls attested to by our independent auditors.

As a publicly traded company, we are subject to a significant body of regulation, including the Sarbanes-Oxley Act of 2002. While we have developed and instituted a corporate compliance program based on what we believe are the current best practices in corporate governance and continue to update this program in response to newly implemented or changing regulatory requirements, we cannot provide assurance that we are or will be in compliance with all potentially applicable corporate regulations. In connection with management’s assessment of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act of 2002, we identified material weaknesses pertaining to the lack of established adequate financial reporting activities and the lack of established proper accounting and financing reporting oversight. While we have taken steps to address these material weaknesses, we cannot assure you that we have adequately addressed them. We cannot provide assurance that, in the future, our management will not find additional material weakness in connection with its annual review of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We also cannot provide assurance that we will be able to remediate existing weaknesses and any such additional weakness identified; our failure to do so would prevent our management from concluding that our internal control over financial reporting as of the end of our fiscal year is effective. If we fail to comply with any of these regulations, we could be subject to a range of regulatory actions, fines or other sanctions or litigation. If we must disclose any material weakness in our internal control over financial reporting, our stock price could decline.

Risks Related to Owning Our Securities

If we fail to continue to meet the listing standards of NASDAQ, our Common Stock may be delisted, which could have a material adverse effect on the liquidity of our Common Stock.

Our Common Stock is currently listed on the Nasdaq Capital Market. The NASDAQ Stock Market LLC has requirements that a company must meet in order to remain listed on NASDAQ. In particular, NASDAQ rules require us to maintain a minimum bid price of $1.00 per share of our Common Stock. If the closing bid price of our Common Stock were to fall below $1.00 per share for 30 consecutive trading days or we do not meet other listing requirements, we would fail to be in compliance with NASDAQ’s listing standards. There can be no assurance that we will continue to meet the minimum bid price requirement, or any other requirement in the future. If we fail to meet the minimum bid price requirement, The NASDAQ Stock Market LLC may initiate the delisting process with a notification letter. If we were to receive such a notification, we would be afforded a grace period of 180 calendar days to regain compliance with the minimum bid price requirement. In order to regain compliance, shares of our Common Stock would need to maintain a minimum closing bid price of at least $1.00 per share for a minimum of 10 consecutive trading days. In addition, we may be unable to meet other applicable NASDAQ listing requirements, including maintaining minimum levels of stockholders’ equity or market values of our Common Stock in which case, our Common Stock could be delisted. If our Common Stock were to be delisted, the liquidity of our Common Stock would be adversely affected and the market price of our Common Stock could decrease.

The trading of our shares of common has been relatively thin and there is no assurance that a liquid market for our shares of Common Stock will develop.

Our Common Stock has traded on the Nasdaq Capital Market, under the symbol “WKHS”, since January 2016. Since that date, our Common Stock has been relatively thinly traded. There can be no assurance that we will be able to successfully develop a liquid market for our common shares. The stock market in general, and early stage public companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These market fluctuations may adversely affect the price of our Common Stock and other interests in our company when you want to sell you interest in us.

We have not paid dividends in the past and have no immediate plans to pay dividends.

We plan to reinvest all of our earnings, to the extent we have earnings, in order to develop our products, deliver on our orders and cover operating costs and to otherwise become and remain competitive. We do not plan to pay any cash dividends with respect to our securities in the foreseeable future. We cannot assure you that we would, at any time, generate sufficient surplus cash that would be available for distribution to the holders of our Common Stock as a dividend. Therefore, you should not expect to receive cash dividends on our Common Stock.

Shares eligible for future sale may adversely affect the market for our Common Stock.

Of the 56,270,934 shares of our Common Stock outstanding as of August 14, 2018, approximately 47.1 million shares are held by “non-affiliates” and are freely tradable without restriction pursuant to Rule 144. In addition, our Registration Statement on Form S-3 (File No. 333-213100) for purposes of registering the resale of 1,033,717 shares of Common Stock and 1,833,193 shares of Common Stock issuable upon exercise of stock purchase warrants has been declared effective. Any substantial sale of our Common Stock pursuant to Rule 144 or pursuant to any resale prospectus may have a material adverse effect on the market price of our Common Stock.

A significant number of shares of our Common Stock are issuable upon exercise of outstanding warrants and/or options to purchase shares of Common Stock, and we expect to issue additional shares of Common Stock in the future. Any exercise or sales of these securities will dilute the interests of other security holders and may depress the price of our Common Stock.

As of August 14, 2018, there were up to 8,761,865 shares of Common Stock issuable upon exercise of outstanding warrants, which includes the warrants held by Arosa or that we are required to issue to Arosa pursuant to the Loan Agreement, and 4,121,621 shares of Common Stock issuable upon exercise of outstanding options. In addition, in accordance with the Loan Agreement entered with Arosa, while the Arosa Loan remains outstanding, we are required to issue additional warrants to purchase Common Stock to Arosa equal to 10% of any additional issuance excluding issuances under an approved stock plan. The additional warrants to purchase Common Stock will have an exercise price equal to the lesser of $2.00 or a 5% premium to the price utilized in such issuance. Pursuant to the warrant, Arosa may not exercise such warrant if such exercise would result in Arosa beneficially owning in excess of 9.99% of our Common Stock outstanding immediately after giving effect to such exercise. Since July 6, 2018, we have issued and sold 978,915 shares of Common Stock at an average price of $1.52 requiring us to issue Arosa an additional warrant to acquire 108,768 shares of Common Stock at an exercise price of $1.596 following the end of the third quarter as well as an additional warrant to purchase additional 1,143,200 shares of Common Stock at an exercise price of $1.208 as a result of our August 2018 public offering. In the future, we may issue additional Common Stock and warrants from time to time to finance our operations, to fund potential acquisitions or in connection with additional stock options or other equity awards granted to our employees, officers, directors and consultants under our equity compensation plans. Future anti-dilution adjustments to such securities may result in substantial additional dilution to existing stockholders. The issuance of additional shares of Common Stock, convertible securities or warrants to purchase Common Stock, the perception that such issuances may occur, or exercise of outstanding warrants, convertible securities or options will have a dilutive impact on other shareholders and could have a material negative effect on the market price of our Common Stock.

You may experience future dilution as a result of future equity offerings.

In order to raise additional capital, we may in the future offer additional shares of our Common Stock or other securities convertible into or exchangeable for our Common Stock at prices that may not be at prices which are reflected in the trading price of our securities on the NASDAQ Capital Market. We may sell shares or other securities in any future offering at a price per share that is lower than the market price for our securities, which would result in those newly issued shares being dilutive. In addition, investors purchasing shares or other securities in the future could have rights superior to existing stockholders, which could impair the value of your shares. The price per share at which we sell additional shares of our Common Stock, or securities convertible or exchangeable into Common Stock, in future transactions may be higher or lower than the price per share paid by investors in the open market.

Our charter documents and Nevada law may inhibit a takeover that stockholders consider favorable.

Provisions of our certificate of incorporation and bylaws and applicable provisions of Nevada law may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. The provisions in our certificate of incorporation and bylaws:

●	provide our board of directors the authority to issue up to 75,000,000 shares of preferred stock in one or more series and to determine the powers, preferences and rights of each series without shareholder approval;

●	limit who may call stockholder meetings;

●	do not provide for cumulative voting rights; and

●	provide that all vacancies may be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum.

There are limitations on our directors’ and officers’ liability.

As permitted by Nevada law, our certificate of incorporation limits the liability of our directors for monetary damages for breach of a director’s fiduciary duty except for liability in certain instances. As a result of our charter provision and Nevada law, shareholders may have limited rights to recover against directors for breach of fiduciary duty. In addition, our certificate of incorporation provides that we shall indemnify our directors and officers to the fullest extent permitted by law.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents we have filed with the SEC that are incorporated by reference herein and therein contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, from time to time we or our representatives have made or will make forward-looking statements in various other filings that we make with the SEC or in other documents, including press releases or other similar announcements. Forward-looking statements concern our current plans, intentions, beliefs, expectations and statements of future economic performance. Statements containing terms such as “will,” “may,” “believe,” “do not believe,” “plan,” “expect,” “intend,” “estimate,” “anticipate” and other phrases of similar meaning are considered to be forward-looking statements.

Forward-looking statements are based on our assumptions and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those reflected in or implied by these forward-looking statements. Factors that might cause actual results to differ include, among others, those set forth under “Risk Factors” in this prospectus supplement and those discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operation” in our most recent Annual Report on Form 10-K, as amended, and subsequent Quarterly Reports on Form 10-Q and in our future periodic reports filed with the SEC, all of which are incorporated by reference herein. The following are important factors, among others, that could cause actual results, performance or achievements to differ materially from the results, performance or achievements reflected in our forward-looking statements:

●	our ability to delivery on our existing orders including the UPS order and further develop new orders;

●	our ability, together with our partner, to deliver the six prototypes associated with the USPS NGDV Acquisition Program and, in turn, our ability, together with our partner, to ultimately be awarded such contract;

●	our ability to continue as a going concern;

●	our ability to enter long-term supply contracts including, but not limited to the supply of lithium-ion battery cells

●	our ability to maintain listing of our Common Stock on the NASDAQ Capital Market;

●	our ability to effectively use the net proceeds from this offering;

●	our ability to adequately protect our intellectual property, or the loss of some of our intellectual property rights through costly litigation or administrative proceedings; and

●	general economic conditions and inflation and access to capital.

Readers are cautioned not to place undue reliance on any forward-looking statements contained in this prospectus or the documents we have filed with the SEC that are incorporated by reference herein and therein, which reflect management’s views and opinions only as of their respective dates. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements, except to the extent required by applicable securities laws. You are advised, however, to consult any additional disclosures we have made or will make in the filings we make with the SEC, including reports on Forms 10-K, 10-Q and 8-K. All subsequent forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this prospectus supplement, the accompanying base prospectus or any related issuer free writing prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our Common Stock by the Selling Stockholder. However, we may receive proceeds from the cash exercise of the Warrants, which, if exercised in cash at the current exercise prices with respect to all 6,252,326 shares of Common Stock, would result in gross proceeds to us of approximately $11.6 million. The use of proceeds from such Warrant exercises, if any, will not be subject to any restrictions.

The Selling Stockholder will pay any underwriting discounts and brokerage commissions and any similar expenses they incur in disposing of the Common Stock. We will bear all other reasonable costs, fees and expenses incurred in effecting the registration of the Common Stock covered by this prospectus, including all registration and filing fees, fees and expenses of compliance with securities or “blue sky” laws, listing application fees, printing expenses, transfer agent’s and registrar’s fees, costs of distributing prospectuses as well as any supplements thereto, and fees and disbursements of counsel for the Company and the independent registered public accounting firm and other persons retained by the Company.

SELLING STOCKHOLDER

On July 6, 2018, we entered into the Loan Agreement with Arosa for the Arosa Loan in the principal amount of $6,100,000. In accordance with the Loan Agreement, we issued Arosa a warrant to purchase 5,000,358 shares of Common Stock of the Company at an exercise price of $2.00 per share exercisable in cash only for a period of five years. While the Arosa Loan remains outstanding, we are required to issue additional warrants to purchase shares of Common Stock to Arosa equal to 10% of any additional issuance excluding issuances under an approved stock plan. The additional warrants to purchase Common Stock will have an exercise price equal to the lesser of $2.00 or a 5% premium to the price utilized in such financing. Pursuant to the Warrants, Arosa may not exercise such warrant if such exercise would result in Arosa beneficially owning in excess of 9.99% of the Company’s then issued and outstanding Common Stock. Since July 6, 2018, we have issued and sold 978,915 shares of Common Stock at an average price of $1.52 requiring us to issue Arosa an additional warrant to acquire 108,768 shares of Common Stock at an exercise price of $1.596 following the end the third quarter 2018 as well as an additional warrant to purchase additional 1,143,200 shares of Common Stock at an exercise price of $1.208 as a result of our August 2018 public offering.

We are registering the resale of the above-referenced shares to permit the Selling Stockholder identified below, or its permitted transferees or other successors-in-interest that may be identified in a supplement to this prospectus or, if required, a post-effective amendment to the registration statement of which this prospectus is a part, to resell or otherwise dispose of the shares in the manner contemplated under “Plan of Distribution” in this prospectus (as may be supplemented and amended). This prospectus covers the sale or other disposition by the Selling Stockholder of up to the total number of shares of Common Stock issuable upon exercise of the Warrants issued to the Selling Stockholder.

The Selling Stockholder may sell some, all or none of their shares. We do not know how long the Selling Stockholder will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the Selling Stockholder regarding the sale or other disposition of any of the shares. The shares of our Common Stock covered hereby may be offered from time to time by the Selling Stockholder.

The following table sets forth the name of the Selling Stockholder, the number and percentage of our Common Stock beneficially owned by the Selling Stockholder as of August 13, 2018, the number of shares of our Common Stock that may be offered under this prospectus, and the number and percentage of our Common Stock beneficially owned by the Stockholder assuming all of the shares of our Common Stock registered hereunder are sold. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to our Common Stock. Generally, a person “beneficially owns” shares of our Common Stock if the person has or shares with others the right to vote those shares or to dispose of them, or if the person has the right to acquire voting or disposition rights within 60 days. The number of shares of our Common Stock in the column “Number of Shares Offered” represents all of the shares of our Common Stock that the Selling Stockholder may offer and sell from time to time under this prospectus, without regard to any limitations on exercise.

The information in the table below and the footnotes thereto regarding shares of Common Stock to be beneficially owned after the offering assumes that all of the selling stockholders have exercised the Warrants in full pursuant to cash exercises and further assumes the sale of all shares being offered by the selling stockholders under this prospectus.

All information contained in the table below and the footnotes thereto is based upon information provided to us by the Selling Stockholder. The information in the table below and the footnotes thereto regarding shares of Common Stock to be beneficially owned after the offering assumes that the Selling Stockholder has exercised the Warrants in full pursuant to cash exercises without regard to any limitations on exercise and further assumes the sale of all shares being offered by the Selling Stockholder under this prospectus. The percentage of shares owned prior to and after the offering is based on 56,270,934 shares of Common Stock outstanding as of August 14, 2018 and, with respect to the percentage of shares owned after the offering, on the assumption that the Selling Stockholder has exercised the Warrants in full pursuant to cash exercises and therefore that all shares of Common Stock issuable upon exercise of the Warrants were outstanding as of that date. Unless otherwise indicated in the footnotes to this table, we believe that the Selling Stockholder named in this table has sole voting and investment power with respect to the shares of Common Stock indicated as beneficially owned. Except as otherwise indicated below, based on the information provided to us by the Selling Stockholder, the Selling Stockholder is not a broker-dealer or an affiliate of a broker-dealer.

Under the terms of the Warrant, the Selling Stockholder may not exercise the Warrants to the extent such exercise would cause such Selling Stockholder, together with its affiliates and attribution parties, to beneficially own a number of shares of Common Stock which would exceed 9.99% of our then outstanding Common Stock following such exercise, excluding for purposes of such determination shares of Common Stock issuable upon exercise of the Warrants which have not been exercised. The number of shares in the second column reflects this limitation.

	Prior to Offering			After Offering
Name and Address	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Number of Shares Offered	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Arosa Opportunistic Fund LP(1)	6,245,380	9.99%	6,252,326	350,000	*

* Less than 1%.

(1)	Includes 6,252,326 shares of common stock issuable upon exercise of the Warrants. The shares, upon exercise of the Warrants, are held by Arosa Opportunistic Fund LP, a Cayman Islands exempted limited partnership (“Arosa Opportunistic Fund”). Arosa Capital Management LP, a Delaware limited partnership (“Arosa Capital”), serves as the registered investment adviser of Arosa Opportunistic Fund, and Till Bechtolsheimer (“Mr. Bechtolsheimer”), the managing member of the general partner of Arosa Opportunistic Fund and Chief Executive Officer of Arosa Capital, may be deemed to beneficially own the shares reported herein. The business address of the Selling Stockholder is 120 West 45th St., Suite 3700, NY, NY 10036.

No offer or sale pursuant to this prospectus may occur unless the Registration Statement that includes this prospectus has been declared effective by the SEC and remains effective at the time the Selling Stockholder offers or sells shares of Common Stock. We are required, under certain circumstances, to update, supplement or amend this prospectus to reflect material developments in our business, financial position and results of operations and may do so by an amendment to this prospectus, a prospectus supplement or a future filing with the SEC incorporated by reference in this prospectus.

Relationships with the Selling Stockholder

Except with respect to the foregoing and the transactions contemplated by the loan agreement as described above, neither the Selling Stockholder (or its control persons) has, or within the past three years has had, any position, office or other material relationship with us or any of our affiliates.

PLAN OF DISTRIBUTION

We are registering the offer and resale of the shares of Common Stock issuable upon exercise of the Warrants to permit the sale of such shares by the Selling Stockholder from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale of the shares by the Selling Stockholder. However, we may receive proceeds from the cash exercise of the Warrants, which, if exercised in cash at the current exercise prices with respect to all 6,252,326 shares of Common Stock, would result in gross proceeds to us of approximately $11.6 million. We will bear all fees and expenses incident to our obligation to register the shares, except that, if the shares are sold through underwriters or broker-dealers, the Selling Stockholder will be responsible for any underwriting discounts or commissions or agent’s commissions.

The Selling Stockholder may sell all or a portion of the shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. The shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale:

●	in the over-the-counter market;

●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	through the writing of options, whether such options are listed on an options exchange or otherwise;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales;

●	sales pursuant to Rule 144 of the Securities Act of 1933, as amended, or the Securities Act;

●	broker-dealers may agree with the Selling Stockholder to sell a specified number of such security at a stipulated price per security;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

If the Selling Stockholder effects such transactions by selling shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Stockholder or commissions from purchasers of the shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares or otherwise, the Selling Stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of our Common Stock in the course of hedging in positions they assume. The Selling Stockholder may also sell shares of our Common Stock short and deliver shares of our Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Stockholder may also loan or pledge shares of our Common Stock to broker-dealers that in turn may sell such shares.

The Selling Stockholder may pledge or grant a security interest in some or all of the shares of our Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this prospectus or other applicable provisions of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The Selling Stockholder also may transfer and donate the shares of our Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholder and any broker-dealer participating in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of our Common Stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of our Common Stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Stockholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

The Selling Stockholder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of Common Stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of Common Stock by the Selling Stockholder. If we are notified by the Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of Common Stock, if required, we will file a supplement to this prospectus. If the Selling Stockholder uses this prospectus for any sale of the shares of Common Stock, they will be subject to the prospectus delivery requirements of the Securities Act.

Under the securities laws of some states, the shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that the Selling Stockholder will sell any or all of the shares registered pursuant to the registration statement of which this prospectus forms a part.

The Selling Stockholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of our Common Stock by the Selling Stockholder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of our Common Stock to engage in market-making activities with respect to the shares of our Common Stock. All of the foregoing may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

We will pay all expenses of the registration of the shares pursuant to the registration statement of which this prospectus forms a part, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the Selling Stockholder will pay all underwriting discounts and selling commissions, if any.

Once sold under the registration statement of which this prospectus forms a part, the shares will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the common stock being offered hereby has been passed upon for us by Fleming PLLC, New York, New York.

EXPERTS

The consolidated financial statements and financial statement schedules incorporated in this prospectus by reference from Workhorse Group Inc.’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2017 and 2016, have been audited by Clark, Schaefer, Hackett & Co., an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the resale of the Common Stock the Selling Stockholder is offering under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the Common Stock offered by the Stockholder under this prospectus, we refer you to the registration statement and the exhibits filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including Workhorse Group Inc. The SEC’s Internet site can be found at www.sec.gov. We maintain a website at www.workhorse.com. Information found on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus, and you should not consider it part of this prospectus.

INCORPORATION BY REFERENCE

The SEC permits us to “incorporate by reference” the information and reports we file with it. This means that we can disclose important information to you by referring to another document. The information that we incorporate by reference is considered to be part of this prospectus supplement, and later information that we file with the SEC automatically updates and supersedes this information. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus supplement, and all future documents filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (other than the portions thereof deemed to be furnished to the SEC pursuant to Item 9 or Item 12) until we terminate the offering of these securities:

●	our Annual Report on Form 10-K/A for the year ended December 31, 2017 as filed on May 9, 2018 (File No. 001-37673),

●	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 as filed on August 6, 2018 (File No. 001-37673),

●	current reports filed on January 23, 2018, April 10, 2018, April 30, 2018, May 9, 2018, May 31, 2018, June 4, 2018, June 12, 2018, June 29, 2018, July 10, 2018 and August 8, 2018, August 9, 2018 and August 13, 2018 (File No. 001-37673),

●	the description of our Common Stock in our Form 8-A12B, which was filed on January 1, 2016, and any amendments or reports filed for the purpose of updating this description, and

●	any future filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including those made after the date of filing the initial registration statement and prior to effectiveness of the registration statement, until the termination of the offerings under this prospectus; provided that this prospectus will not incorporate any information we may furnish to the SEC under Item 2.02 or Item 7.01 of Form 8-K.

To the extent that any statement in this prospectus supplement is inconsistent with any statement that is incorporated by reference and that was made on or before the date of this prospectus supplement, the statement in this prospectus supplement shall supersede such incorporated statement. The incorporated statement shall not be deemed, except as modified or superseded, to constitute a part of this prospectus supplement or the registration statement. Statements contained in this prospectus supplement as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to our various filings made with the SEC.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number:

Workhorse Group Inc.
100 Commerce Drive
Loveland, Ohio 45140
Attn: Paul Gaitan, Chief Financial Officer
Telephone: 513-360-4704

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated costs and expenses payable by the registrant in connection with the Common Stock being registered. The selling stockholders will not bear any portion of such expenses. All the amounts shown are estimates, except for the SEC registration fee.

Amount
SEC registration fee	$918.53
Accounting fees and expenses	10,000.00
Legal fees and expenses	10,000.00
Printing and miscellaneous fees and expenses	10,000.00

Total	$30,918.53

Item 15.	Indemnification of Directors and Officers

Under Nevada law, a corporation shall indemnify a director or officer against expenses, including attorneys’ fees, actually and reasonably incurred by him, to the extent the director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding. A corporation may indemnify a director or officer who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding. Excepted from that immunity are:

●	a willful failure to deal fairly with the company or its stockholders in connection with a matter in which the director has a material conflict of interest;

●	a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful);

●	a transaction from which the director derived an improper personal profit;

●	and willful misconduct.

Our bylaws include an indemnification provision under which we have the power to indemnify our directors, officers and former officers and directors (including heirs and personal representatives) against all costs, charges and expenses actually and reasonably incurred, including an amount paid to settle an action or satisfy a judgment to which the director or officer is made a party by reason of being or having been a director or officer of Workhorse Group Inc. or any of our subsidiaries.

Our bylaws also provide that our directors may cause us to purchase and maintain insurance for the benefit of a person who is or was serving as a director, officer, employee or agent of Workhorse Group Inc. or any of our subsidiaries (including heirs and personal representatives) against a liability incurred by him or her as our director, officer, employee or agent.

Item 16.	Exhibits

Exhibit No.	Description

4.1	Form of Warrant to Purchase shares of Common Stock issued to a fund managed by Arosa Capital Management LP (incorporated by reference to the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2018)

4.2*	Form of Specimen Stock Certificate

5.1*	Opinion of Fleming PLLC

10.1	Loan Agreement between Workhorse Group Inc. and a fund managed by Arosa Capital Management LP dated July 6, 2018 (incorporated by reference to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 10, 2018)

23.1*	Consent of Clark, Schaefer, Hackett & Co.

23.2*	Consent of Fleming PLLC (contained in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

* Filed herewith.

II-1

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

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(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Loveland, State of Ohio, on August 18, 2018.

WORKHORSE GROUP INC.

By:	/s/ Stephen S. Burns
Stephen S. Burns
Chief Executive Officer and Director
(Principal Executive Officer)

By:	/s/ Paul Gaitan
Paul Gaitan
Chief Financial Officer
(Principal Financial and Accounting Officer)

POWER OF ATTORNEY

NOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen S. Burns and Paul Gaitan, and each of them, as his or her true and lawful agent, proxy and attorney-in-fact, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign, and file with the SEC any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, the following persons in the capacities and on the dates indicated have signed this registration statement:

Signature	Title	Date

/s/ Stephen S. Burns	Chief Executive Officer	August 18, 2018
Stephen S. Burns	(Principal Executive Officer) and Director

/s/ Paul Gaitan	Chief Financial Officer	August 18, 2018
Paul Gaitan	(Principal Financial and Accounting Officer)

/s/ Raymond Chess	Director	August 18, 2018
Raymond Chess

/s/ Gerald Budde	Director	August 18, 2018
Gerald Budde

/s/ H. Benjamin Samuels	Director	August 18, 2018
H. Benjamin Samuels

/s/ Harry Demott	Director	August 18, 2018
Harry Demott

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